1934 Act Registration No. 1-13230

# SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM 6-K



Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of April 2002

## China Eastern Airlines Corporation Limited

(Translation of registrant's name into English)

2550 Hong Qiao Road
Hong Qiao International Airport
Shanghai 200335
The People's Republic of China
(8621) 6268-6268
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82___ ______)

EXHIBIT

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly . aused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**China Eastern Airlines Corporation Limited**
(Registrant)

Date April 30, 2002

By: ______________________
Name: Ye Yigan
Title: Chairman of Board of Directors

Exhibit 1.1

*The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.*

**中國東方航空股份有限公司**
**CHINA EASTERN AIRLINES CORPORATION LIMITED**

*(a joint stock limited company incorporated in the People's Republic of China)*

# FIRST QUARTERLY REPORT 2002

This announcement is made pursuant to the disclosure obligation of China Eastern Airlines Corporation Limited (the "Company") under paragraph 2(2) of the listing agreement made between the Company and The Stock Exchange of Hong Kong Limited.

The quarterly financial statements of the Company have not been audited and are prepared in accordance with PRC accounting standards. Shareholders of the Company and public investors should be aware of the risks of investment when trading in shares in the Company.

## IMPORTANT NOTICE

This announcement is made pursuant to the disclosure obligation of the Company under paragraph 2(2) of the listing agreement made between the Company and The Stock Exchange of Hong Kong Limited.

The Directors of the Company confirm that the information in this Report does not contain any false information, misleading statements or material omissions, and accept joint and several responsibility for the truthfulness, accuracy and completeness of the content. The quarterly financial statements of the Company have not been audited. This Report is prepared in accordance with the regulations on Disclosure of Information in Quarterly Reports for Listed Companies issued by the China Securities Regulatory Commission. The information in this Report is the same as that published by the Shanghai Stock Exchange, and this Report is published simultaneously in Shanghai and Hong Kong. All financial information set out in this Report has been prepared in accordance with PRC accounting standards. Shareholders of the Company and public investors should be aware of the risks of investment when trading in shares in the Company.

## I. COMPANY INFORMATION

| | |
|---|---|
| Company's registered Chinese name | 中國東方航空股份有限公司 |
| Company's English name | China Eastern Airlines Corporation Limited |
| Company's abbreviated English name | CEA |
| Company's legal representative | Ye Yigan |
| Company Secretary | Luo Zhuping |
| Contact address | Secretariat of the Board of Directors<br>China Eastern Airlines Corporation Limited<br>2550, Hongqiao Road, Shanghai, P.R.C |
| Telephone | (86-21) 6268 6268 |
| Facsimile | (86 21) 6268 6116 |
| Company's legal address | 66 Airport Street, Pudong International Airport, Shanghai, P.R.C. |
| Postal code | 201202 |
| Company's office address | 2550, Hongqiao Road, Shanghai, P.R.C. |
| Postal code | 200335 |
| Company's web site address | www.ce-air.com |
| Company's e-mail address | ir@ce-air.com |
| Newspapers designated by the Company for information disclosure | "Shanghai Securities Daily"<br>"South China Morning Post"<br>"Hong Kong Economic Times" |

| | |
|---|---|
| Web site designated by the China Securities Regulatory Commission for publishing the Company's quarterly report | www.sse.com.cn |
| Place for inspection of the Company's quarterly report | Secretariat of the Board of Directors<br>China Eastern Airlines Corporation Limited<br>2550, Hongqiao Road, Shanghai, P.R.C |
| Places of listing | The Shanghai Stock Exchange (A shares)/<br>The Stock Exchange of Hong Kong Limited (H shares) |
| Company's shares' abbreviation | Eastern Airlines (A shares)/<br>Eastern Airlines (H shares) |
| Company's stock code | 600115 (A shares)/<br>670 (H shares) |

## II. SHARE MOVEMENTS AND THE SHAREHOLDINGS OF SUBSTANTIAL SHAREHOLDERS

### 1. Share movements

There was no change in the total number of shares in the issued share capital of the Company and the Company's shareholding structure during the three months' period ended 31 March 2002.

The Company has not issued any shares to its employees.

### 2. Shareholding of the shareholders of the Company

(a) As at 31 March 2002, the Company had a total of 158,888 shareholders.

(b) As at 31 March 2002, the ten largest shareholders of the Company and their respective shareholdings are set out as follows:

| Shareholder's name | No. of shares held | Share type | Percentage of total shares (%) |
|---|---|---|---|

| | | | | |
|---|---|---|---|---|
| 1. | EASTERN AIR GROUP COMPANY ("EA Group") | 3,000,000,000 | State-owned legal person shares | 61.640% |
| 2. | HKSCC NOMINEES LIMITED | 1,454,577,999 | H shares | 29.887% |
| 3. | GALAXY SECURITIES | 7,788,251 | A shares | 0.160% |
| 4. | RONGZHENG INVESTMENT | 7,531,088 | A shares | 0.155% |
| 5. | HONG KONG & SHANGHAI BANKING CORPORATION (NOMINEES) LIMITED A/C BR-9 | 3,000,000 | H shares | 0.062% |
| 6. | HONG KONG & SHANGHAI BANKING CORPORATION (NOMINEES) LIMITED | 2,272,000 | H shares | 0.047% |
| 7. | HONG KONG & SHANGHAI BANKING CORPORATION (NOMINEES) LIMITED A/C BR-43 | 2,256,000 | H shares | 0.046% |
| 8. | HONG KONG & SHANGHAI BANKING CORPORATION (NOMINEES) LIMITED A/C BR-41 | 2,122,000 | H shares | 0.044% |
| 9. | HONG KONG & SHANGHAI BANKING CORPORATION (NOMINEES) LIMITED A/C BR-42 | 2,000,000 | H shares | 0.041% |
| 10. | XINGHE FUND | 1,671,382 | A shares | 0.034% |

*Note:*

(1) Controlling shareholder:

EA Group holds its shares in the Company on behalf of the State. EA Group is the PRC-incorporated holding company and controlling shareholder of the Company, holding 3,000 million shares in the Company, representing 61.64% of its total issued share capital. The registered capital of EA Group is RMB7,48.97 million. EA Group is mainly engaged in the management of its subsidiaries and the sale of goods produced by its subsidiaries. EA Group also provides catering, boarding and lodging services, air courier services, transportation of passengers and goods on land, and other land transportation services, as well as the sale of food and souvenirs on aircraft.

During the three months' period ended 31 March 2002, the number of shares in the Company held by EA Group has not changed and such shares were not pledged or frozen.

(2) Other than EA Group, the shares in the Company held by the other 9 shareholders listed above are A shares or H shares. The Company is not aware if there are any connected relationships among these 10 largest shareholders.

## III. REVIEW OF BUSINESS OPERATIONS AND OUTLOOK

### 1. Overview of business operations

The Company is principally engaged in the provision of passenger and cargo air transport services. During the three months' period ended 31 March 2002, the Company's business activities operating conditions, overall policies and all rules and regulations as are applicable to the Company had not experienced any significant change.

*(a) Business operations*

In the first quarter of 2002, the Company's passenger and cargo air transport business and the provision of other related services attained substantial growth following the Chinese Lunar New Year. Taking advantage of the huge demand in air transport during the peak season of the Chinese Lunar New Year holidays, the traffic volume of the Company over the period from January to March 2002 in aggregate totaled 587,306,400 tonne-kilometres, an increase of 10.89% over the same period in 2001. The total hours flown were 56,343 hours, an increase of 1[illegible].21% over the same period in 2001. The number of passengers carried was 2,600,386, an increase of 19.22% over the same period in 2001. At the same time, in response to the Company's assessment of the domestic and international economic conditions and changes in market demand, the Company made timely adjustments in the allocation of its transport capacity. With only an increase of [illegible] 59% in its passenger transport capacity, the volume of passengers carried by the Company during the first quarter of 2002 has increased by 18.46% when compared with that during the same period in 2001. In particular, an increase of 14.23% attained by the Company in its transport capacity over domestic routes resulted in a growth of 25.18% in the volume of passengers carried by the Company over the domestic routes.

The Company launched its Beijing to New Delhi routes on 28 March 2002 and its Shanghai to New Delhi routes on 4 April 2002. As an important step to develop the Company's international routes' network, the Company will further expand its transport capacity over its routes in the Southeast Asian regions while adjusting its long distance operations over, for example, the European and American routes.

*(b)* *Operating data for the first quarter of 2002*

| **Major Items** | **Three months' period ended 31 March 2002** | Three months' period ended 31 March 2001 |
|---|---|---|
| **Capacity** | | |
| ATK (available tonne-kilometres) (millions) | **1,031.00** | 1,004.27 |
| ASK (available seat-kilometres) (millions) | **6,585.79** | 6,009.75 |
| AFTK (available freight tonne-kilometres) (millions) | **438.28** | 463.39 |
| **Traffic** | | |
| Total tonne-kilometres (millions) | **587.31** | 529.61 |
| Passenger tonne-kilometres (millions) | **356.67** | 301.16 |
| Cargo tonne-kilometres (millions) | **230.64** | 228.45 |
| Passenger-kilometres (millions) | **3,989.33** | 3,367.69 |
| Hours flown (thousands) | **56.34** | 51.13 |
| Number of passengers carried (thousands) | **2,600.39** | 2,181.12 |
| Weight of cargo carried (kg) (millions) | **79.42** | 67.06 |
| **Load factor** | | |
| Overall load factor (%) | **56.96** | 52.74 |
| Passenger load factor (%) | **60.57** | 56.04 |

## 2. Investments

During the three months' period ended 31 March 2002, the Company had not carried out any fund raising activity.

The Company, during the three months' period ended 31 March 2002, invested an aggregate amount of RMB20,500,000, which was funded by way of internal resources of the Company, in the following investment project: The Company made further investment, totaling RMB20,500,000, in the registered capital of Eastern Airlines Industrial Company Limited. After completion of such investment, the registered capital of Eastern Airlines Industrial Company Limited was increased to RMB70,000,000, which is owned as to 85.9% by the Company.

The proposal relating to the joint venture of Shanghai Eastern Aircraft Maintenance Limited proposed to be established by the Company and China Aircraft Engineering Limited, an independent third party, has been submitted to the Civil Aviation Administration of China for approval. It is expected that this joint venture will commence operation in July 2002. The Company is expected to invest an aggregate amount of US$3,600,000 into this joint venture, which will be owned as to 60% by the Company.

3. **Brief analysis on operation results and financial position**

*(a) Analysis on operation results*

| Items | Amount (RMB'0000) | | |
|---|---|---|---|
| | **January - March 2002** | January - March 2001 | Change (+/-)% |
| Sales revenue | **301,528** | 286,189 | 5.36 |
| Profit on sales | **59,137** | 15,800 | 274.28 |
| Net profit | **7,316** | (27,034) | - |

The profit of the principal operations of the Company during the three months' period ended 31 March 2002 has increased compared with the same period last year due to the following factors: The revenue generated from the principal operations of the Company during the three month's period ended 31 March 2002 increased by 5.36% from that during the same period last year, mainly due to the increase in revenue from carriage of domestic passengers, chartered flight, international passengers and cargo and mail air transport. The cost for conducting the principal operations was 11.41% less than that for the same period last year, due to the significant decrease in the level of aircraft fuel consumption and depreciation of aircraft engines.

*(b) Revenues and fees as compared to the total profit*

| Items | Amount (RMB'0000) | | Percentage as compared to the total profit (%) | |
|---|---|---|---|---|
| | January - March 2002 | January - March 2001 | January - March 2002 | January - March 2001 |

| | | | | |
|---|---|---|---|---|
| Total profit | 8,467 | (29,893) | 100.00 | - |
| Profit on sales | 59,137 | 15,800 | 698.44 | - |
| Other operating income | 12,942 | 13,520 | 152.85 | - |
| Fee for the period | 64,518 | 60,010 | 761.99 | - |
| Investment income | 1,133 | 1,304 | 13.38 | - |
| Subsidy income | - | - | - | - |
| Non-operating balance, net | (227) | (475) | - | - |

(c) *Financial position: Major assets*

| Items | Amount (RMB'0000) | | | Percentage as compared to total assets(%) | | |
|---|---|---|---|---|---|---|
| | Closing balance | Opening balance | Change (+/-)% | Closing balance | Opening balance | Change (+/-)% |
| Total assets | 2,847,085 | 2,735,523 | 4.08 | 100.00 | 100.00 | - |
| Cash and bank balance | 365,994 | 275,677 | 32.76 | 12.86 | 10.08 | 27.58 |
| Accounts receivable | 106,066 | 90,857 | 16.74 | 3.73 | 3.32 | 12.35 |
| Other receivables | 72,036 | 49,311 | 46.09 | 2.53 | 1.80 | 40.56 |
| Inventories | 204,624 | 207,469 | (1.13) | 7.19 | 7.58 | (5.15) |
| Long term investments | 72,805 | 71,033 | 2.49 | 2.56 | 2.60 | (1.54) |
| Fixed assets | 1,859,448 | 1,871,261 | (0.63) | 65.31 | 68.41 | (4.53) |
| Intangible asset | 126,347 | 126,885 | (0.42) | 4.44 | 4.64 | (4.31) |

Cash amount increased by 32.76%, mainly due to increase in the level of short term loans advanced by the Company and its subsidiaries.

## 4. Material matters

1. The Company was not involved in any material litigation or arbitration during the three months' period ended 31 March 2002.

2. During the three months' period ended 31 March 2002, the Company was not involved in any material guarantee arrangement.

   During the three months' period ended 31 March 2002, the Company has not entrusted any other person or entity to manage, on its behalf, the Company's cash and other assets.

   During the three months' period ended 31 March 2002, the Company is not aware of any overdue liabilities.

3. *Connected transaction*

On 30 January 2002, the Company entered into an aircraft transfer agreement with China Cargo Airlines Limited ("CCA") pursuant to which the Company has agreed to dispose of its two MD-11F aircraft (with engines) to CCA for a consideration of RMB1,007,608,000 (approximately HK$937,075,440). CCA is non-wholly owned subsidiary of the Company whose equity interest is owned as to 70% by the Company. This transaction constitutes a connected transaction of the Company under the Listing Rules, details of which were set out in the announcement issued by the Company dated 30 January 2002 and published in newspapers on 31 January 2002.

4. *Emolument committee*

On 8 April 2002, it was resolved at the second session of the board of directors' meeting of the Company in 2002 that an emolument committee and an associated audit committee shall be set up and that its constitution was considered and approved. The members of this committee will consist of Mr. Zhou Ruijin, Mr. Hu Honggao, Mr.Peter Lok and Mr. Ba Shengji, and Mr. Zhou Ruijin will serve as the chairman of the committee.

5. *Subsequent events*

On 16 April 2002, the Company entered into an aircraft purchase agreement with Airbus pursuant to which the Company has agreed to acquire twenty A320 Airbus aircraft for an aggregate consideration of US$800 million, details of which were set out in the announcement issued by the Company dated 16 April 2002.

6. *Others*

In light of the business operations of the Company during the first quarter of 2002, the Company anticipates that it might become profitable for the first two quarters of 2002 under PRC Accounting Regulations (the Company incurred a loss of RMB226,510,000 during the first two quarters of 2001), principally as a result of the significant adjustments made in relation to the Company's accounting estimation policies. However, the Company's anticipation of its profitability level for the first two quarters of 2002 is subject to a number of uncertain factors and risks, such as the aircraft fuel price fluctuation and other sudden events, etc. (For details of the adjustments in respect of the Company's accounting estimation policies, please refer to the announcement issued by the Company dated 18 January 2002 and published in Shanghai Securities Daily, South China Morning Post and Hong Kong Economic Times on 19 January 2002.)

## IV. FINANCIAL STATEMENTS (PREPARED IN ACCORDANCE WITH PRC ACCOUNTING STANDARDS, UNAUDITED)

### (I) Consolidated financial statements of the Company and its subsidiaries

*(1) Consolidated balance sheet*

31 March 2002

| Items | Closing balance | | Opening balance | |
|---|---|---|---|---|
| | (Consolidated) *RMB'0000* | (the Company) *RMB'0000* | (Consolidated) *RMB'0000* | (the Company) *RMB'0000* |
| Current assets | 767,141 | 684,622 | 643,294 | 589,393 |
| Long term investments | 72,805 | 168,014 | 71,033 | 164,881 |
| Fixed assets, net | 1,859,448 | 1,671,096 | 1,871,261 | 1,776,842 |
| Intangible and other assets | 147,691 | 96,316 | 149,935 | 98,156 |
| Total assets | 2,847,085 | 2,620,048 | 2,735,523 | 2,629,272 |
| Current liabilities | 992,928 | 789,141 | 833,953 | 760,904 |
| Long term liabilities | 1,188,413 | 1,188,412 | 1,243,750 | 1,243,750 |
| Defer tax | 73 | 55 | 73 | 55 |
| Minority interest | 34,218 | - | 33,610 | - |
| Shareholders' equity | 631,453 | 642,440 | 624,137 | 624,563 |
| Liabilities and shareholders' equity | 2,847,085 | 2,620,048 | 2,735,523 | 2,629,272 |

*(2) Consolidated profit statement*

31 March 2002

| **Items** | **Reporting period (Consolidated)** RMB'0000 | **Reporting period (the Company)** RMB'0000 |
|---|---|---|
| Sales revenue | 301,528 | 255,217 |
| Profit on sales | 59,137 | 52,743 |
| Other operating income | 12,942 | 9,174 |
| Fee for the period | 64,518 | 57,581 |
| Investment income | 1,133 | 3,202 |
| Non-operating balance, net | (227) | (222) |
| Income tax | 542 | - |
| Minority interest | 609 | - |

| | | |
|---|---|---|
| Net profit | 7,316 | 7,316 |

(II) **Notes to the financial statements**

1. There was no material difference in the principal accounting policies.

2. Changes in accounting estimation policies: The Board of Directors made a resolution on 16 January 2002 adjusting the Company's accounting estimation policies. For details, please refer to the announcement issued by the Company dated 18 January 2002 and published in Shanghai Securities Daily, South China Morning Post and Hong Kong Economic Times on 19 January 2002.

3. Amount of effect due to change in accounting estimation policies: The profit of the first quarter of 2002 was increased by RMB210,000,000 over the same period in 2001, due to changes in accounting estimation policies mentioned above.

4. No change made to the consolidated items.

## V. DOCUMENTS AVAILABLE FOR INSPECTION

The following documents are available for inspection by the China Securities Regulatory Commission, the Shanghai Stock Exchange, the relevant authorities in charge of securities and related regulatory matters in Shanghai and shareholders of the Company at the office address of the Company in Shanghai:

(I) Original quarterly report for the three months' period ended 31 March 2002 signed by the Chairman;

(II) Financial statements of the Company and its subsidiaries for the three months' period ended 31 March 2002 signed and sealed by the legal representative of the Company, the officer of the Company in charge of finance and accounting matters and the accounting manager (including consolidated profit statement and consolidated balance sheet)

(III) Original copies of all documents and announcements of the Company issued and published by the Company in "Shanghai Securities Daily", "South China Morning Post", "Hong Kong Economic Times" during the three months' period ended 31

M irch 2002.

**Ye Yigan**
*Chairman of the Board of Directors*
**China Eastern Airlines Corporation Limited**

Shanghai, 29 April 2002

Please also refer to the published version of this announcement in the South China Morning Post and Hong Kong Economic Times.